SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FINAL AMENDMENT
TO
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PW Aspen Fund, L.L.C.
(Name of Issuer)

PW Aspen Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
c/o PW Fund Advisor, L.C.
PaineWebber Incorporated
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $85,000,000(a)	Amount of Filing Fee: $17,000(b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at 1/50th of 1% of the Transaction Valuation.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,000
Form or Registration No.: Schedule TO, Registration No. 005-59865
Filing Party: PW Aspen Fund, LLC
Date Filed: November 13, 2000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

          PW Aspen Fund, L.L.C. (the "Company") hereby amends and supplements its Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission by the Partnership on November 13, 2000, in connection with a tender offer (the "Offer") by the Company to purchase up to $85,000,000 of limited liability company interests in the Company ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement. This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          All information in the Offer to Purchase filed as Exhibit B is incorporated by reference in answer to all of the items in the Statement except those items as to which information is specifically provided herein.

ITEM 2. Issuer Information.

          Item 2 of the Statement is hereby supplemented and amended by adding the following:

          The Offer expired at 12:00 midnight, New York time, on December 12, 2000. Interests were validly tendered at their net asset value pursuant to the Offer in an estimated aggregate principal amount of $11,132,210. The value of the Interests tendered was calculated in accordance with the terms of the Offer and is based upon a month-end estimated calculation as of December 31, 2000. The Company accepted the entire amount tendered, and pursuant to the Offer, paid an aggregate amount of $10,622,453 for such Interests on January 10, 2001. As of the close of business on December 31, 2000 (the most recent estimate available at the time of filing the Statement), the Company's capital was approximately $139,129,465. Following the purchase of the Interests properly tendered in the Offer, and based upon the most recent estimate available at the time of this filing (December 31, 2000), the Company had approximately $127,997,255 outstanding in capital.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PW ASPEN FUND, L.L.C. By: PW Fund Advisor, L.L.C. General Partner By: /s/ Daniel Archetti Name: Daniel Archetti Title: Authorized Signatory

January 12, 2001